SEC FILE NUMBER 001-14429

CUSIP NUMBER 830566 10 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Skechers U.S.A., Inc.

Full Name of Registrant

N/A

Former Name if Applicable

228 Manhattan Beach Boulevard

Address of Principal Executive Office (Street and Number)

Manhattan Beach, California 90266

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Skechers U.S.A., Inc. (the “Company”) is unable, without unreasonable effort or expense, to file a Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 (the “First Quarter 10-Q”) with the Securities and Exchange Commission, or the SEC, by the prescribed due date of May 10, 2013 because of previously disclosed events. Specifically, as previously disclosed, on April 8, 2013, KPMG LLP, or KPMG, resigned as the Company’s independent accountant. KPMG stated it had concluded it was not independent because of alleged insider trading in the Company’s securities by one of KPMG’s former partners who was the KPMG engagement partner on the Company’s audit for the 2011 and 2012 fiscal years. KPMG advised the Company it resigned as the Company’s independent accountant solely due to the impairment of KPMG’s independence resulting from its now former partner’s alleged unlawful activities and not for any reason related to the Company’s financial statements, its accounting practices, the integrity of the Company’s management or for any other reason.

As a result of the alleged insider trading activity by its now former partner and KPMG’s resulting resignation on April 8, 2013, KPMG notified the Company its independence has been impaired and had no option but to withdraw its audit reports on the Company’s financial statements for the fiscal years ended December 31, 2011 and 2012 and the effectiveness of internal control over financial reporting as of December 31, 2011 and 2012 and that such reports should no longer be relied upon as a result of KPMG’s lack of independence created by the circumstances described above. The Company’s Audit Committee and management continue to believe that the Company’s financial statements covering the referenced periods fairly present, in all material respects, the financial condition and results of operations of the Company as of the end of and for the referenced periods and that the Company’s internal control over financial reporting was effective during these periods.

On April 24, 2013, the Company’s Audit Committee approved the appointment of BDO USA, LLP, or BDO, as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2013 and to re-audit the Company’s financial statements for the fiscal years ended December 31, 2011 and 2012. Due to the limited amount of time since BDO’s appointment, BDO has not been able to complete its review of the Company’s financial statements for the quarter ended March 31, 2013, and as a result, the Company has not been able to file the First Quarter 10-Q by the prescribed due date of May 10, 2013 with reviewed quarterly financial statements in accordance with PCAOB Statement on Auditing Standards AU 722, Interim Financial Information, as required by SEC rules. The Company expects to file the First Quarter 10-Q no later than May 15, 2013, which is the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Philip Paccione	(310)	318-3100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Skechers U.S.A., Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2013	By:	/s/ David Weinberg
		Name:	David Weinberg
		Title:	Chief Operating Officer and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Letter dated May 9, 2013 from BDO USA, LLP